KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-8752

Fax: 706-645-3921

www.knology.com

January 25, 2007

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 0407

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 28, 2006

Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 0-32647

Dear Mr. Spirgel:

We are responding to the comments contained in a letter dated January 12, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission).

The staff’s comments and our responses to these comments are set forth below and are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Cash and cash equivalents, page F-8

1.	Please refer to prior comment 1. Disclose why you are presenting restricted cash as a current asset.

We will disclose in future filings, as a note to our consolidated financial statements, that our restricted cash is presented as a current asset due to the associated maturity dates expiring within one year of the balance sheet date.

Mr. Larry Spirgel

January 25, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2006

Selling, general and administrative, page 16

2.	Please refer to prior comment 4. Notwithstanding your response, revise to include pole attachment rent costs in cost of services.

We respectfully request that the staff reconsider our position. Our previous response to this comment was “We believe pole attachment rent expense should not be classified as a cost of service, or direct cost, but as an operating cost, consistent with rental expense associated with our network facilities. The pole rental costs are similar to depreciation costs related to our network in the sense that the expense is incurred regardless of how many customers we have or which broadband services are provided to our customers. If we owned the poles instead of renting them, the depreciation charge would also be recorded as an operating expense.” In addition to the above, we would like to add the following other points to be considered:

•	Our network pole rental expenses are fixed and do not fluctuate based on the number of customers we have, the amount of revenue earned or the type of broadband services provided.

•	Rental of network equipment (including poles) and network related maintenance is associated with the general operation of the network facilities and is not a direct cost of revenue or a direct cost of providing service to the customer. Our direct costs include programming costs for video services; toll, transport and switching costs for voice services; and transport and content costs for data services, all of which are classified as cost of service.

•	There is no accounting literature that specifically addresses the classification of network pole rental expenses; however, based on the nature of the costs and the associated costs of operating our network, we believe it is more appropriately classified as an operating expense and provides a more meaningful analysis to the readers of our financial statements.

* * * *

We appreciate the staff’s consideration of our responses and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-8752 or Neina Sewell at 706-645-3906.

Sincerely,

/s/ M. Todd Holt
M. Todd Holt
Chief Financial Officer

Mr. Larry Spirgel

January 25, 2007

cc:	Knology, Inc.
Rodger L. Johnson
Chad S. Wachter
Neina S. Sewell

BDO Sideman, LLP
Jay B. Goldman
Benjamin Nicholson

Securities and Exchange Commission
Nicole Holden
Dean Suehiro